Exhibit 99.1

MAKEMYTRIP LIMITED ANNOUNCES FISCAL 2014 THIRD QUARTER RESULTS

Financial Highlights for Fiscal 2014 Third Quarter

(Year over Year (YoY) growth % are on constant currency basis(1); please see table below for YoY growth % on actual basis)

•	Gross Bookings(5) reached $311.3 million in 3Q14, representing a YoY increase of 8.4%. Gross bookings for Hotels and packages increased by 34.0% YoY in 3Q14.

•	Transactions for Hotels and packages improved by 25.0% YoY in 3Q14.

•	Revenue rose 22.7% YoY to $70.0 million in 3Q14.

•	Revenue less service costs(2) increased 42.1% YoY to $28.5 million in 3Q14.

•	Revenue less service costs(2) for Hotels and packages increased 50.6% YoY and Air Ticketing increased 38.3% YoY for 3Q14. Hotels and packages contribution increased to 37.2% in 3Q14 versus 35.1% in 3Q13.

Gurgaon, India and New York, January 30, 2014 — MakeMyTrip Limited (Nasdaq: MMYT), India’s leading online travel company, today announced its unaudited financial and operating results for its third fiscal quarter ended December 31, 2013.

“MakeMyTrip further consolidated its position in the market place with strong revenue growth and adjusted operating profit in a difficult business environment of high fares and rupee depreciation” said Deep Kalra, Chairman and Group CEO.

(in thousands except EPS)	3 months ended December 31, 2012	3 months ended December 31, 2013	YoY Change	YoY Change in constant currency(1)
Financial Summary as per IFRS
Revenue	$63,830.0	$69,965.1	9.6%	22.7%
Revenue Less Service Costs(2)	$22,353.7	$28,547.8	27.7%	42.1%
Air Ticketing	$13,538.9	$16,461.8	21.6%	38.3%
Hotels & packages	$7,848.5	$10,994.9	40.1%	50.6%
Other	$966.3	$1,091.0	12.9%	25.7%
Results from Operating Activities	($6,148.3)	($1,176.1)
Adjusted Operating Profit (Loss)(3)	($2,226.5)	$1,389.5
Loss for the period	($5,235.9)	($1,628.3)
Adjusted Net Income (Loss)(4)	($2,552.6)	$1,226.6
Diluted earnings (loss) per share	($0.14)	($0.04)
Adjusted Diluted earnings (loss) per share(4)	($0.07)	$0.03
Operating Metrics
Gross Bookings(5)	$324,424.1	$311,325.2	-4.0%	8.4%
Air Ticketing	$253,514.0	$224,229.0	-11.6%	1.2%
Hotels & packages	$70,910.1	$87,096.2	22.8%	34.0%
Number of Transactions
Air Ticketing	1019.5	894.5	-12.3%
Hotels & packages	186.5	233.1	25.0%

(1)	Constant currency refers to our financial results assuming constant foreign exchange rates for the current fiscal period based on the reporting for the historical average rate used in the prior year’s comparable fiscal period.
(2)	Represents IFRS revenue after deducting service costs. IFRS refers to International Financial Reporting Standards as issued by the International Accounting Standards Board.
(3)	Results from operating activities excluding employee share-based compensation costs, merger and acquisitions related expenses and amortization of acquisition related intangibles.
(4)	Income (loss) for the period excluding employee share-based compensation costs, merger and acquisitions related expenses, amortization of acquisition related intangibles, net change in fair value of financial liability in business combination, net (gain) loss on change in fair value of derivative financial instrument and income tax (benefit) expense.
(5)	Represents the total amount paid by our customers for the travel services and products booked through us, including taxes, fees and other charges, net of cancellations and refunds.

Please see “About Non-IFRS Financial Measures” included within this release to understand the importance of the financial measures set forth in notes (1) to (5) above. Reconciliations of IFRS financial measures to non-IFRS operating results are included at the end of this release.

Other Information

Share Repurchase

The following table provides information about purchases made by us during the period beginning on October 1, 2012 and ending December 31, 2013 of our outstanding ordinary shares, par value USD 0.0005 per share:

Period	(a) Total Number of Shares Purchased	(b) Average Price Paid per Share(2)	(c) Total Number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of Shares that May Yet Be Purchased Under the Plans or Programs(1)
10/01/12 – 10/31/12	NIL	$ NIL	NIL	$ NIL
11/01/12 – 11/30/12	NIL	$ NIL	NIL	$25,000,000
12/01/12 – 12/31/12	40,142	$12.63	40,142	$24,492,145
01/01/13 – 01/31/13	NIL	$ NIL	NIL	$24,492,145
02/01/13 – 02/28/13	NIL	$ NIL	NIL	$24,492,145
03/01/13 – 03/31/13	NIL	$ NIL	NIL	$24,492,145
04/01/13 – 04/30/13	NIL	$ NIL	NIL	$24,492,145
05/01/13 – 05/31/13	100	$12.50	100	$24,490,893
06/01/13 – 06/30/13	NIL	$ NIL	NIL	$24,490,893
07/01/13 – 07/31/13	NIL	$ NIL	NIL	$24,490,893
08/01/13 – 08/31/13	NIL	$ NIL	NIL	$24,490,893
09/01/13 – 09/30/13	NIL	$ NIL	NIL	$24,490,893
10/01/13 – 10/31/13	NIL	$ NIL	NIL	$24,490,893
11/01/13 – 11/30/13	NIL	$ NIL	NIL	$24,490,893
12/01/13 – 12/31/13	NIL	$ NIL	NIL	$24,490,893

Total	40,242	$12.63	40,242	$24,490,893

(1)	On November 6, 2012, our Board of Directors authorized the Company to purchase outstanding ordinary shares, par value $0.0005 per share, of the Company. The authorization permits us to purchase our ordinary shares in the open market, in privately negotiated transactions or otherwise in an aggregate amount of up to $25 million. In the nine months ended December 31, 2013, we repurchased 100 ordinary shares at an average price of approximately $12.50 per share (excluding broker and transaction fees). As of December 31, 2013, we had remaining authority to repurchase up to approximately $24.49 million of our outstanding ordinary shares.
(2)	The average price paid per share excludes broker and transaction fees.

Fiscal 2014 Third Quarter Financial Results

Revenue. We generated revenue of $70.0 million in the quarter ended December 31, 2013, an increase of 9.6% (22.7% in constant currency) over revenue of $63.8 million in the quarter ended December 31, 2012.

Air Ticketing. Revenue from our air ticketing business increased by 31.2% (49.2% in constant currency) to $18.8 million in the quarter ended December 31, 2013 from $14.3 million in the quarter ended December 31, 2012. Our revenue less service costs increased by 21.6% (38.3% in constant currency) to $16.5 million in the quarter ended December 31, 2013 from $13.5 million in the quarter ended December 31, 2012. This was largely due to an increase in net revenue margin (defined as revenue less service cost as a percentage of gross bookings) from 5.3% in the quarter ended December 31, 2012 to 7.3% in the quarter ended December 31, 2013. The net revenue margin in this quarter is in line with the net revenue margin of 7.0% reported in the previous quarter of current fiscal year.

Hotels and Packages. Revenue from our hotels and packages business increased by 3.2% (14.9% in constant currency) to $50.1 million in the quarter ended December 31, 2013, up from $48.6 million in the quarter ended December 31, 2012. Our revenue less service costs increased by 40.1% (50.6% in constant currency) to $11.0 million in the quarter ended December 31, 2013 from $7.8 million in the quarter ended December 31, 2012. This was attributed to an increase in gross bookings by 22.8% (34.0% in constant currency) primarily due to a 25.0% increase in the number of transactions year over year and net revenue margin expansion from 11.1% in the quarter ended December 31, 2012 to 12.6% in the quarter ended December 31, 2013, in line with the net revenue margin of 12.9% reported in the previous quarter of current fiscal year.

Other Revenue. Our other revenue increased to $1.1 million in the quarter ended December 31, 2013 from $1.0 million in the quarter ended December 31, 2012, primarily due to an increase in facilitation fees from travel insurance sales.

Total Revenue less Service Costs. Our total revenue less service costs increased by 27.7% (42.1% in constant currency) to $28.5 million in the quarter ended December 31, 2013 from $22.4 million in the quarter ended December 31, 2012 primarily as a result of a 40.1% (50.6% in constant currency) increase in our hotels and packages revenue less service costs and a 21.6% (38.3% in constant currency) increase in our air ticketing revenue less service costs.

Personnel Expenses. Personnel expenses decreased to $8.3 million in the quarter ended December 31, 2013 from $9.6 million in the quarter ended December 31, 2012, mainly due to lower employee share-based compensation costs in the quarter ended December 31, 2013. Excluding employee share-based compensation costs, personnel expenses as a percentage of net revenue decreased by 6.1 percentage points year over year and decreased by 6.6 percentage points from 28.8% in the previous quarter.

Other Operating Expenses. Other operating expenses increased by 11.4% to $20.0 million in the quarter ended December 31, 2013 from $17.9 million in the quarter ended December 31, 2012, primarily as a result of an increase in advertisement expenses, outsourcing expenses and payment gateway charges in line with growth in our business. Other operating expenses include merger and acquisitions related expenses of $0.2 million in the quarter ended December 31, 2013 as against $0.5 million in quarter ended December 31, 2012. Merger and acquisitions related expenses include professional fees and certain other expenses associated with acquisitions and certain non-routine transactions, whether or not consummated.

Results from Operating Activities. As a result of the foregoing factors, our results from operating activities was a loss of $1.2 million in the quarter ended December 31, 2013 as compared to a loss of $6.1 million in the quarter ended December 31, 2012. Excluding the effects of our employee share-based compensation costs, amortization of acquisition related intangibles and merger and acquisitions related expenses for both quarters ended December 31, 2013 and 2012, we would have recorded an operating profit of $1.4 million in the quarter ended December 31, 2013 as compared with an operating loss of $2.2 million in the quarter ended December 31, 2012.

Profit (Loss) for the period. As a result of the foregoing factors, our loss for the quarter ended December 31, 2013 was $1.6 million as compared to a loss of $5.2 million in the quarter ended December 31, 2012. Excluding the effects of employee share-based compensation costs, amortization of acquisition related intangibles, merger and acquisitions related expenses, net change in fair value of financial liability related to business combination and income tax benefit (expense) for the third quarter of both fiscal years 2014 and 2013 and net (gain) loss on change in the fair value of derivative financial instruments in the quarter ended December 31, 2012, we would have recorded a net profit of $1.2 million in the quarter ended December 31, 2013 and a net loss of $2.6 million in the quarter ended December 31, 2012.

Diluted Earnings (Loss) per share. Diluted loss per share was $0.04 for the quarter ended December 31, 2013 as compared to diluted loss per share of $0.14 in the quarter ended December 31, 2012. After adjusting for employee share-based compensation costs, amortization of acquisition related intangibles, merger and acquisitions related expenses, net change in fair value of financial liability related to business combination and income tax benefit (expense) for the third quarter of both fiscal years 2014 and 2013 and net (gain) loss on change in the fair value of derivative financial instruments in the quarter ended December 31, 2012, as mentioned in the preceding paragraph, diluted earnings per share would have been $0.03 in the quarter ended December 31, 2013, compared to diluted loss per share of $0.07 in the quarter ended December 31, 2012.

Fiscal Year 2013-14 Outlook

We remain watchful of the persistent volatility in the rupee to dollar exchange rate and an unpredictable domestic airfare environment in the coming quarters. However, the achieved results in the third quarter of fiscal year 2014 give us confidence to improve our annual constant currency growth guidance to 24%-25% for revenue less service costs, which is $99 million to $100 million for the full fiscal year, at an estimated exchange rate of 60.39 INR per dollar.

Conference Call

MakeMyTrip will host a conference call to discuss the company’s results for the quarter ended December 31, 2013 beginning at 10:00 a.m. EST on January 30, 2014. To participate, please dial + 1-866-515-2913 from within the U.S. or +1-617-399-5127 from any other country. Thereafter, callers will be prompted to enter the participant passcode 48718791. A live webcast of the conference call will also be available through the Investor Relations section of the company’s website at http://investors.makemytrip.com.

A telephonic replay of the conference call will be available for two weeks by dialing +1-888-286-8010 and using passcode 17164687. A one month replay of the live webcast will also be available at http://investors.makemytrip.com, shortly following the conclusion of the call.

About Non-IFRS Financial Measures

As certain parts of our revenues are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on revenue less service costs, which is a non-IFRS measure, as we believe that revenue less service costs reflects more accurately the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our consolidated financial results prepared in accordance with IFRS as issued by the IASB. Our revenue less service costs may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

Constant currency results are financial measures that are not in accordance with IFRS, and assume constant currency exchange rates used for translation based on the rates in effect during the comparable period in the prior fiscal year.

The Company believes that adjusted operating profit (loss), adjusted net income (loss) and change in constant currency are useful in measuring the results of the company. The IFRS measures most directly comparable to adjusted operating profit (loss) and adjusted net income (loss) are results from operating activities and income (loss) for the period, respectively. The Company believes that adjustments to these IFRS measures (including employee stock compensation costs, expenses such as amortization of acquisition related intangibles (including trade name, customer relationship and non-compete), direct cost related to registration of shares by the shareholders, merger and acquisitions related expenses, net change in fair value of financial liability related to business combination, net (gain) loss on change in the fair value of derivative financial instruments and income tax benefit (expense)) provide investors and analysts a more accurate representation of the Company’s operating results.

Safe Harbor Statement

This release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, quotations from management as well as MakeMyTrip’s (MMYT) strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of MMYT’s shares, MMYT’s reliance on its relationships with travel suppliers and strategic alliances, failure to further increase MMYT’s brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop MMYT’s corporate travel business, damage to or failure of MMYT’s infrastructure and technology, loss of services of MMYT’s key executives, and inflation in India and in other countries. These and other factors are more fully discussed in the “Risk Factors” section of MMYT’s 20-F dated June 13, 2013, filed with the U.S. Securities and Exchange Commission. All information provided in this release is provided as of the date of issuance of this release, and MMYT does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About MakeMyTrip Limited and MakeMyTrip.com

MakeMyTrip Limited is the parent company of MakeMyTrip (India) Private Limited, India’s largest online travel company, MakeMyTrip Inc. (USA), MakeMyTrip FZ LLC (UAE), Luxury Tours & Travel Pte Ltd (Singapore), Luxury Tours (Malaysia) Sdn Bhd, the Hotel Travel Group (Thailand) and the ITC Group (Thailand). The Company’s services and products include air tickets, customized holiday packages, hotel bookings, railway tickets, bus tickets, car hire and facilitating access to travel insurance. Through its primary websites, www.makemytrip.com and www.hoteltravel.com, and other technology-enhanced platforms, the Company provides access to all major domestic full-service and low-cost airlines operating to and from India, all major airlines operating to and from India, over 11,400 hotels and guesthouses in India, more than 144,000 hotels outside India, Indian Railways and several major Indian bus operators.

For more details, please contact:

INVESTOR RELATIONS

Jonathan Huang

MakeMyTrip Limited

+1 (646) 405-1311

jonathan.huang@makemytrip.com

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(UNAUDITED)

	As at March 31, 2013	As at December 31, 2013
	(in USD)
Assets
Property, plant and equipment	9,203,826	8,208,678
Intangible assets and goodwill	34,987,017	33,333,826
Trade and other receivables, net	820,951	916,184
Investment in equity-accounted investee	1,294,082	1,174,310
Other investments	4,958,994	3,989,101
Derivative instruments	14,678	—
Term deposits	911,245	655,819
Non-current tax assets	—	4,648,456
Other non-current assets	527,391	479,449

Total non-current assets	52,718,184	53,405,823

Inventories	1,522,693	1,423,267
Derivative instruments	188,973	—
Current tax assets	7,535,440	2,615,816
Trade and other receivables, net	25,290,442	21,942,257
Term deposits	47,203,717	34,592,162
Other current assets	23,659,215	36,887,736
Cash and cash equivalents	36,501,478	32,153,349

Total current assets	141,901,958	129,614,587

Total assets	194,620,142	183,020,410

Equity
Share capital	18,797	18,904
Share premium	153,742,563	156,030,372
Reserves	(494,988)	(1,466,133)
Accumulated deficit	(60,964,228)	(79,115,536)
Share based payment reserve	19,901,803	26,941,173
Foreign currency translation reserve	(10,904,046)	(14,211,979)

Total equity attributable to equity holders of the Company	101,299,901	88,196,801
Non-controlling interest	694,050	668,712

Total equity	101,993,951	88,865,513

Liabilities
Loans and borrowings	284,433	224,569
Employee benefits	1,010,293	899,386
Deferred revenue	—	2,136,824
Deferred tax liabilities	383,444	333,781
Other non-current liabilities	6,804,211	6,634,099

Total non-current liabilities	8,482,381	10,228,659

Bank overdraft	866,521	—
Loans and borrowings	135,459	115,461
Trade and other payables	80,592,241	79,178,217
Deferred revenue	37,901	810,481
Other current liabilities	2,511,688	3,822,079

Total current liabilities	84,143,810	83,926,238

Total liabilities	92,626,191	94,154,897

Total equity and liabilities	194,620,142	183,020,410

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

(UNAUDITED)

	For the three months ended December 31,		For the nine months ended December 31,
	2012	2013	2012	2013
	(in USD)
Revenue
Air ticketing	14,302,280	18,768,298	46,791,005	50,154,667
Hotels and packages	48,561,397	50,105,754	123,969,738	141,391,317
Other revenue	966,286	1,091,035	2,872,235	2,977,669

Total revenue	63,829,963	69,965,087	173,632,978	194,523,653

Other income	—	—	—	143,804

Service cost
Procurement cost of hotel and packages services	40,712,851	39,110,838	104,074,354	112,459,101
Cost of air tickets coupon	763,400	2,306,475	3,166,716	4,197,167
Personnel expenses	9,560,566	8,339,202	24,712,168	28,854,444
Other operating expenses	17,925,475	19,973,516	48,544,886	57,633,713
Depreciation and amortization	1,015,925	1,411,168	2,504,088	4,030,328

Result from operating activities	(6,148,254)	(1,176,112)	(9,369,234)	(12,507,296)

Finance income	954,242	420,612	3,121,154	1,855,979
Finance costs	1,371,326	808,955	2,912,404	7,396,477

Net finance income (costs)	(417,084)	(388,343)	208,750	(5,540,498)

Share of loss of equity-accounted investee	(44,071)	(27,380)	(120,592)	(119,772)

Loss before tax	(6,609,409)	(1,591,835)	(9,281,076)	(18,167,566)
Income tax benefit (expense)	1,373,503	(36,429)	2,006,959	(75,280)

Loss for the period	(5,235,906)	(1,628,264)	(7,274,117)	(18,242,846)

Other comprehensive income (loss)
Items that are or may be reclassified subsequently to profit or loss:
Foreign currency translation differences on foreign operations	(1,954,122)	(31,687)	(2,628,925)	(3,317,705)
Net change in fair value of available-for-sale financial assets	58,034	(20,020)	503,688	(969,893)

	(1,896,088)	(51,707)	(2,125,237)	(4,287,598)

Items that never be reclassified subsequently to profit or loss:
Remeasurement of defined benefit (asset) liability	—	—	(70,113)	67,667

Other comprehensive income (loss) for the period, net of tax	(1,896,088)	(51,707)	(2,195,350)	(4,219,931)

Total comprehensive income (loss) for the period	(7,131,994)	(1,679,971)	(9,469,467)	(22,462,777)

Profit (Loss) attributable to:
Owners of the Company	(5,218,716)	(1,633,438)	(7,185,465)	(18,227,280)
Non-controlling interest	(17,190)	5,174	(88,652)	(15,566)

Loss for the period	(5,235,906)	(1,628,264)	(7,274,117)	(18,242,846)

Total comprehensive income (loss) attributable to:
Owners of the Company	(7,123,095)	(1,678,419)	(9,390,326)	(22,437,439)
Non-controlling interest	(8,899)	(1,552)	(79,141)	(25,338)

Total comprehensive loss for the period	(7,131,994)	(1,679,971)	(9,469,467)	(22,462,777)

Loss per share
Basic	(0.14)	(0.04)	(0.19)	(0.48)
Diluted	(0.14)	(0.04)	(0.19)	(0.48)

Weighted average number of shares
Basic	37,409,676	37,746,442	37,256,055	37,677,448
Diluted	37,409,676	37,746,442	37,256,055	37,677,448

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(UNAUDITED)

	Attributable to equity holders of the Company
							Foreign
			Reserve			Share based	currency		Non-
	Share	Share	for own	Fair value	Accumulated	payment	translation		controlling	Total
	capital	premium	shares	reserve	deficit	reserve	reserve	Total	interest	Equity
	(In USD)
Balance as at April 1, 2013	18,797	153,742,563	(525,098)	30,110	(60,964,228)	19,901,803	(10,904,046)	101,299,901	694,050	101,993,951
Total comprehensive income (loss) for the period
Loss for the period	—	—	—	—	(18,227,280)	—	—	(18,227,280)	(15,566)	(18,242,846)

Other comprehensive income (loss)
Foreign currency translation differences	—	—	—	—	—	—	(3,307,933)	(3,307,933)	(9,772)	(3,317,705)
Net change in fair value of available-for-sale financial assets	—	—	—	(969,893)	—	—	—	(969,893)	—	(969,893)
Remeasurement of defined benefit (asset) liability	—	—	—	—	67,667	—	—	67,667	—	67,667
Other comprehensive income

Total other comprehensive income (loss)	—	—	—	(969,893)	67,667	—	(3,307,933)	(4,210,159)	(9,772)	(4,219,931)

Total comprehensive income (loss) for the period	—	—	—	(969,893)	(18,159,613)	—	(3,307,933)	(22,437,439)	(25,338)	(22,462,777)

Transactions with owners, recorded directly in equity
Contributions by owners
Share-based payment	—	—	—	—	—	9,090,268	—	9,090,268	—	9,090,268
Issue of ordinary shares on exercise of share based awards	107	2,287,809	—	—	—	(2,042,593)	—	245,323	—	245,323
Transfer to accumulated deficit on expiry of share based awards	—	—	—	—	8,305	(8,305)	—	—	—	—

Own shares acquired	—	—	(1,252)	—	—	—	—	(1,252)	—	(1,252)

Total transactions with owners	107	2,287,809	(1,252)	—	8,305	7,039,370	—	9,334,339	—	9,334,339

Balance as at December 31, 2013	18,904	156,030,372	(526,350)	(939,783)	(79,115,536)	26,941,173	(14,211,979)	88,196,801	668,712	88,865,513

MAKEMYTRIP LIMITED

CONSOLIDATED STATEMENT OF CASH FLOWS

(UNAUDITED)

	For the nine months ended December 31,
	2012	2013
	(in USD)
Loss for the period	(7,274,117)	(18,242,846)
Adjustments for non-cash items	9,173,750	18,704,651
Change in working capital	1,214,091	(9,784,375)

Net cash from (used in) operating activities	3,113,724	(9,322,570)

Net cash from (used in) investing activities	(21,141,130)	8,551,149

Net cash used in financing activities	(1,457,936)	(1,042,436)

Increase (decrease) in cash and cash equivalents	(19,485,342)	(1,813,857)
Cash and cash equivalents at beginning of the period	43,798,230	35,634,957
Effect of exchange rate fluctuations on cash held	(2,026,636)	(1,667,751)

Cash and cash equivalents at end of the period	22,286,252	32,153,349

MAKEMYTRIP LIMITED

RECONCILIATION OF IFRS TO NON-IFRS FINANCIAL MEASURES

(Unaudited)

	Three months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2012	2013	2012	2013	2012	2013	2012	2013
Revenue	14,302,280	18,768,298	48,561,397	50,105,754	966,286	1,091,035	63,829,963	69,965,087

Less:
Service cost	763,400	2,306,475	40,712,851	39,110,838	—	—	41,476,251	41,417,313

Revenue less service cost	13,538,880	16,461,823	7,848,546	10,994,916	966,286	1,091,035	22,353,712	28,547,774

	Nine months ended December 31,
	Air ticketing		Hotels and packages		Others		Total
	2012	2013	2012	2013	2012	2013	2012	2013
Revenue	46,791,005	50,154,667	123,969,738	141,391,317	2,872,235	2,977,669	173,632,978	194,523,653

Less:
Service cost	3,166,716	4,197,167	104,074,354	112,459,101	—	—	107,241,070	116,656,268

Revenue less service cost	43,624,289	45,957,500	19,895,384	28,932,216	2,872,235	2,977,669	66,391,908	77,867,385

Reconciliation of Adjusted Operating Profit (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2012	2013	2012	2013
	(in USD)
Result from operating activities as per IFRS	(6,148,254)	(1,176,112)	(9,369,234)	(12,507,296)
Add: Employee share-based compensation costs	3,245,524	2,015,778	8,800,055	9,035,268
Add: Direct cost related to registration of shares by shareholders	—	—	—	114,705
Add: Merger and acquisitions related expenses	460,608	216,082	696,027	250,000
Add: Acquisition related intangibles amortization	215,583	333,725	251,422	1,000,935

Adjusted Operating Profit (Loss)	(2,226,539)	1,389,473	378,271	(2,106,388)

Reconciliation of Adjusted Net Income (Loss)	For the three months ended December 31,		For the nine months ended December 31,
(Unaudited)	2012	2013	2012	2013
	(in USD)
Income (Loss) for the period as per IFRS	(5,235,906)	(1,628,264)	(7,274,117)	(18,242,846)
Add: Employee share-based compensation costs	3,245,524	2,015,778	8,800,055	9,035,268
Add: Direct cost related to registration of shares by shareholders	—	—	—	114,705
Add: Acquisition related intangibles amortization	215,583	333,725	251,422	1,000,935
Add (Less): Net (gain) loss on change in fair value of derivative financial instrument	(8,494)	—	133,883	203,651
Add: Merger and acquisitions related expenses	460,608	216,082	696,027	250,000
Add (Less): Net change in fair value of financial liability related to business combination	143,544	252,871	(118,953)	809,351
Less: Income tax (benefit) expense	(1,373,503)	36,429	(2,006,959)	75,280

Adjusted Net Income (Loss)	(2,552,644)	1,226,621	481,359	(6,753,657)

Adjusted Earnings (Loss) per share
Diluted	(0.07)	0.03	0.01	(0.18)

	For the three months ended December 31, 2013,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air	Hotels and			Air	Hotels and
	Ticketing	packages	Other	Total	Ticketing	packages	Other	Total
Reported Growth	31.2%	3.2%	12.9%	9.6%	21.6%	40.1%	12.9%	27.7%
Impact of Foreign Currency Translation	17.9%	11.7%	12.9%	13.1%	16.7%	10.5%	12.8%	14.4%

Constant Currency Growth	49.2%	14.9%	25.8%	22.7%	38.3%	50.6%	25.7%	42.1%

	For the nine months ended December 31, 2013,
	Revenue				Revenue less service costs
Reported Growth and Constant Currency Growth (Unaudited)	Air	Hotels and			Air	Hotels and
	Ticketing	packages	Other	Total	Ticketing	packages	Other	Total
Reported Growth	7.2%	14.1%	3.7%	12.0%	5.3%	45.4%	3.7%	17.3%
Impact of Foreign Currency Translation	10.6%	9.4%	9.5%	9.7%	10.4%	8.7%	9.5%	9.8%

Constant Currency Growth	17.7%	23.5%	13.2%	21.8%	15.7%	54.1%	13.2%	27.1%

MAKEMYTRIP LIMITED

OPERATING DATA

	For the three months ended December 31,		For the nine months ended December 31,
	2012	2013	2012	2013
	(in thousands, except percentages)
Number of transactions
Air ticketing	1,019.5	894.5	2,739.9	2,963.7
Hotels and packages	186.5	233.1	401.1	587.7

Revenue less service cost:
Air ticketing	13,538.9	16,461.8	43,624.3	45,957.5
Hotels and packages	7,848.5	10,994.9	19,895.4	28,932.2
Other revenue	966.3	1,091.0	2,872.2	2,977.7

	22,353.7	28,547.8	66,391.9	77,867.4

Gross Bookings
Air ticketing	253,514.0	224,229.0	690,758.3	692,977.5
Hotels and packages	70,910.1	87,096.2	167,118.2	226,397.6

	324,424.1	311,325.2	857,876.4	919,375.0

Net revenue margins
Air ticketing	5.3%	7.3%	6.3%	6.6%
Hotels and packages	11.1%	12.6%	11.9%	12.8%

Combined net revenue margin for air ticketing and hotels and packages	6.6%	8.8%	7.4%	8.1%